an Exploration Stage Company

Interim Consolidated Financial Statements

July 31, 2009

MegaWest Energy Corp (an exploration stage company)
Consolidated Balance Sheets
(Unaudited)

	July 31, 2009	April 30, 2009
(in Canadian dollars)

Assets
Current assets
Cash	$ 806,312	$ 1,766,558
Accounts receivable	27,181	77,628
Restricted cash (note 7)	36,330	96,338
Prepaid expenses	359,973	284,146
	1,229,796	2,224,670

Oil and gas assets (note 2)	24,914,674	24,805,102
Administrative assets	206,088	236,030
Restricted cash (note 7)	125,264	170,555

	$ 26,475,822	$ 27,436,357

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 49,113	$ 112,663

Asset retirement obligations (note 3)	911,144	1,023,963
	960,257	1,136,626

Shareholders' Equity
Share capital (note 5)	83,597,427	83,597,427
Contributed surplus (note 4)	22,277,533	22,213,833
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(79,796,762)	(78,948,896)
	25,515,565	26,299,731
Going concern (note 1)
Commitments and contractual obligations (note 9)
Subsequent events (note 11)
	$ 26,475,822	$ 27,436,357

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)

			From Exploration Stage Inception on November 1, 2006
	Three months ended July 31		through July 31, 2009
(in Canadian dollars)	2009	2008

Interest income	$ 1,757	$ 63,313	$ 1,132,323

Expenses
Impairment of oil and gas assets (note 2)	-	128,972	40,151,332
General and administrative (note 6)	791,517	1,366,319	16,950,695
Financing costs	-	-	2,466,000
Loss on marketable securities	-	-	2,094,000
Foreign exchange loss (gain)	15,707	(372,139)	1,699,962
Interest and accretion on promissory notes	-	24,036	271,049
Depreciation and accretion	42,399	29,902	281,045
	849,623	1,177,090	63,914,083

Loss and comprehensive loss for the period	(847,866)	(1,113,777)	(62,781,760)

Accumulated deficit, beginning of period	(79,511,529)	(42,316,592)	-
Deficit adjustment on related party acquisitions	-	-	(17,257,042)
Adoption of new accounting standard	-	-	242,040

Accumulated deficit, end of period	$ (80,359,395)	$ (43,430,369)	$ (79,796,762)

Loss per share
Basic and diluted	$ (0.01)	$ (0.01)

Weighted average shares outstanding
Basic and diluted	133,244,472	123,142,522

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp (an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)

			From Exploration Stage Inception on November 1, 2006 through
	Three months ended July 31		July 31, 2009
(in Canadian dollars)	2009	2008

Operating activities
Net loss	$ (847,866)	$ (1,113,777)	$ (62,782,120)
Items not involving cash
Impairment of oil and gas assets	-	128,972	40,151,332
Stock-based compensation	63,700	348,973	6,570,071
Unrealized foreign exchange loss (gain)	20,097	(377,851)	1,942,911
Interest and accretion on promissory notes	-	24,036	271,049
Depreciation and accretion	42,399	29,902	281,044
Loss on marketable securities	-	-	2,094,000
Financing costs	-	-	2,466,000
Change in non-cash working capital	(83,367)	(30,872)	(31,972)
	(805,037)	(990,617)	(9,037,685)
Financing activities
Proceeds from private placements, net of share
issue costs	-	14,839,887	53,141,108
Proceeds from stock option and warrant exercises	-	-	507,373
Notes payable	-	-	(40,000)
	-	14,839,887	53,608,481
Investing activities
Net expenditures on oil and gas assets	(109,572)	(5,056,461)	(33,793,668)
Expenditures on administrative assets	-	-	(414,645)
Acquisitions, net of cash acquired	-	-	(4,591,789)
Marketable securities	-	-	(1,851,960)
Change in restricted cash	105,299	(675,109)	(161,594)
Change in non-cash working capital related
to oil and gas assets	(25,847)	304,763	(637,758)
	(30,120)	(5,426,807)	(41,451,414)

Change in cash	(835,157)	8,422,463	3,119,382

Exchange rate fluctuations on cash	(125,089)	410,324	(2,320,883)
Cash, beginning of period	1,766,558	5,617,892	7,813

Cash, end of period	$ 806,312	$ 14,450,679	$ 806,312

See accompanying notes to interim consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended July 31, 2009
(in Canadian dollars unless otherwise indicated)

These interim consolidated financial statements of MegaWest Energy Corp ("MegaWest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada following the same accounting policies as the consolidated financial statements for the year ended April 30, 2009, except as described in note 1.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction the consolidated financial statements and the notes thereto for the year ended April 30, 2009 since these interim financial statements do not contain all disclosures required by GAAP.

1.  Basis of Presentation:

(a) Exploration Stage and Going Concern:

MegaWest is an exploration stage company that operates unproven heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction of thermal demonstration projects, and securing capital to fund operations and capital expenditures.

In December 2008, due to low oil prices, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.

At July 31, 2009 MegaWest had working capital of $1,180,683, including restricted cash of $36,330.

With a subsequent financing, which raised US$4.2 million (see note 15), MegaWest has re-started its Missouri projects in September 2009.  The Company will need additional financing to fund its fiscal 2010 capital and other costs.  The ultimate development of MegaWest’s oil and gas projects, if assessed to be commercial, will also require additional funding.  MegaWest’s future operations are dependent upon its ability to continue to obtain financing and ultimately achieve profitable operations.  Additional capital may be in the form of equity, debt, sale of properties, joint venture farmouts or any combination thereof.

While the outcome of these matters cannot be predicted with certainty at this time, these financial statements are prepared on a going concern basis.  The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is uncertainty about the use of the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

(b)	New Canadian GAAP Accounting Standards:

Accounting policies adopted

On May 1, 2009 the Company has adopted a new accounting standard for Goodwill and Intangible Assets, which defines the criteria for the recognition of intangible assets.  The implementation of this standard did not have an impact on the Company’s financial statements.

Accounting policies not yet adopted

In January 2006 the CICA adopted a strategic plan for the direction of accounting standards in Canada.  As part of that plan, accounting standards in Canada for public companies are going to converge with International Financial Reporting Standards ("IFRS") for fiscal periods commencing on or after January 1, 2011.  The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

2.  Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project.

[Missing

Cost	Missouri (a)	Kentucky (b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2009	$ 17,844,628	$ 3,216,405	$ 1,519,879	$ 300,000	$ 99,980	$ 1,824,210	$ 24,805,102
Net additions	160,360	(26,223)	463	(20,330)	-	2,837	117,107
Pre-commercial oil sales, net	(7,535)	-	-	-	-	-	(7,535)
Balance, July 31, 2009	$ 17,997,453	$ 3,190,182	$ 1,520,342	$ 279,670	$ 99,980	$ 1,827,047	$ 24,914,674

(a)   Missouri

The Company has a 100 percent working interest in approximately 38,119 unproved net acres of oil and gas leases.  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

To date, the projects have operated in a pre-commercial stage, and a total of $434,102 of oil sales, net of royalties, have been recorded against the costs.

In December 2008 the Company suspended its operations in Missouri; however, in September 2009 with the subsequent financing (see note 15), the Company has re-started its Marmaton River and Grassy Creek projects.

(b)   Kentucky

The Company has a 37.5 percent working interest in the shallow rights and an additional 37.5 percent working interest in the deep rights in certain oil and gas leases totaling approximately 29,000 unproved net acres.

The New Albany Shale underlies a large portion of the Company’s acreage position in Kentucky. 4,343 net mineral acres of the Company’s leases have been farmed out for drilling and testing of New Albany Shale gas potential with the Company retaining a 34.75% working interest.  In September 2008, two wells were drilled and logged.  In May 2009 MegaWest’s interest in these leases was transferred to the operator of the wells in exchange for the refund of the Company’s working interest share of drilling, completing and logging costs of the wells.

(c)       Montana

On October 24, 2007 MegaWest completed the acquisition of a 40 percent working interest in two prospects in Montana totaling 37,400 unproved acres.

  MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended July 31, 2009
(in Canadian dollars unless otherwise indicated)
(d)       Texas

The Company is a partner in the Trinity Sands Project covering 34,000 unproved net acres in Texas.  Pursuant to earn-in agreements, MegaWest may earn up to a 66.67 percent working interest in all leased acreage.  Currently, MegaWest has earned a 50 percent working interest in 20,050 net acres and 25 percent working interest in the remaining 13,950 acres.  Costs incurred relate to land acquisition, geological and geophysical activities and exploration drilling.

(e)   Kansas

Costs relate to the Chetopa project, a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The costs accumulated in the project include certain oil and gas facilities, equipment, steam injection and oil production wells, a 100 percent interest in two oil and gas leases covering 385 net acres, pre-commercial operating expenses and oil sales.

To date, the project has operated in a pre-commercial stage, and a total of $804,997 of oil sales, net of royalties, have been recorded against the costs.

As part of the project, MegaWest is obligated to pay a net revenue interest up to a maximum of U.S. $750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project’s net revenues.  As at July 31, 2009 no amount of net revenue interest has been earned.

(f)   Other

Other costs consist primarily of seven used steam generators and related equipment that will be assigned to future projects.

3.  Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing and costs to be incurred in future periods.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars and the timing of abandonment.  At July 31, 2009 the Company estimated the present value of its asset retirement obligations to be $911,144, based on a future undiscounted liability of $1,116,000.  These costs are expected to be incurred within two to fifteen years.  A credit-adjusted risk-free discount rate of ten per cent and an inflation rate of two per cent were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Amount
Balance, April 30, 2009	$ 1,023,963
Liabilities incurred during the period	(20,330)
Accretion	12,458
Change in foreign exchange rate	(104,947)
Balance, July 31, 2009	$ 911,144

4.  Contributed Surplus:

The following table summarizes the changes in contributed surplus during the three months ended July 31, 2009:

MegaWest Energy Corp
Contributed Surplus
Amount
Balance, April 30, 2009	$ 22,213,833
Stock-based compensation expense	63,700
Balance, July 31, 2009	$ 22,277,533

5.  Share capital:
The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value (of which none are issued).

(a) Issued Common Shares

As at April 30, 2009 and July 31, 2009, the Company had 133,244,472 issued and outstanding common shares.

(b) Stock Options

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20 percent of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:
	Number of	Weighted Average
	Options	Exercise Price
Outstanding, April 30, 2009	7,478,500	U.S. $0.41
Forfeited	(175,000)	0.34
Outstanding, July 31, 2009	7,303,500	U.S. $0.41

The following table summarizes information about the options outstanding and exercisable at July 31, 2009:

	Options Outstanding			Options Vested
Exercise Price	Options	Weighted Average Remaining Life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
U.S.$0.10 - $0.15	2,879,500	2.3 years	U.S. $ 0.14	1,094,875	U.S. $ 0.13
U.S.$0.45 - $0.62	3,774,000	1.6 years	$0.49	3,440,250	$0.50
U.S.$1.00 - $1.57	650,000	2.5 years	$1.13	600,000	$1.10
	7,303,500	2.0 years	U.S. $0.41	5,135,125	U.S. $0.49

(c) Warrants

As at April 30, 2009 and July 31, 2009, the Company had no warrants outstanding.

      MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended July 31, 2009
(in Canadian dollars unless otherwise indicated)

6.  General and Administrative Expenses:

General and administrative expenses for the three months ended July 31 2009 and 2008 are as follows:

	2009	2008
Stock-based compensation:
Stock options	$ 63,700	$ 203,130
Shares issued for services	-	238,525
Less: capitalized portion	-	(92,682)
	63,700	348,973

Salaries and benefits	317,303	830,788
Professional fees	116,881	179,623
Investor relations	-	90,995
Office and operations	291,793	288,177
Information technology	1,840	47,245
Less: capitalized portion	-	(419,482)
	727,817	1,017,346

	$ 791,517	$ 1,366,319

During December of 2008, the Company suspended the active development of its oil and gas assets, pending a recovery in oil and gas prices.  As a result of this during the first quarter of fiscal 2010 the Company did not capitalize any of its general and administrative and stock-based compensation expenses.

7.  Supplemental Cash Flow Information:

	Three months ended		From Exploration Stage Inception on November 1, 2006
	July 31		through July 31, 2009
	2009	2008

Non-Cash investing activities
Common shares issued for properties	$ -	$ 42,378	$ 12,092,428
Exchange shares issued for properties	-	-	9,660,497
Warrants granted for properties	-	-	45,707
Incentive warrants vested on property acquisition	-	-	18,183,081
Capitalized stock-based compensation	-	92,682	711,721

Non-Cash financing activities
Common shares issued on debt settlement	-	-	165,700
Common shares issued on cashless exercise of
options and warrants	-	616,716	8,146,444
Common shares issued for services	-	238,525	1,890,414
Common shares issued on conversion of exchange shares	-	-	9,556,567
Common shares issued on conversion of promissory notes	-	2,003,541	-

Cash interest paid (received)	(1,757)	(63,313)	(1,132,325)
Cash taxes paid	-	-	-

	July 31, 2009	April 30, 2009

Components of cash and restricted cash
Cash	$ 806,312	$ 1,766,558
Restricted cash:
Current	36,330	96,338
Long-term	125,264	170,555
	161,594	266,893

	$ 967,906	$ 2,033,451

Total restricted cash of $161,594 consists of $36,330 (short-term) to secure a letter of credit and $125,264 (long-term) of deposits with authorities for the abandonment and reclamation of oil and gas wells.

   MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended July 31, 2009
(in Canadian dollars unless otherwise indicated)

8.  Related Party Transactions:

During the three months period ended July 31, 2009 Company paid $6,014 in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

These transactions were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

9.  Commitments and Contractual Obligations:

Except as noted elsewhere in these financial statements, the Company has the following commitments and contractual obligations:

(a)  Office and Equipment Leases:

During the first quarter of 2010, the Company re-negotiated the terms of its lease on its Calgary office.  The table below reflects the subsequently re-negotiated terms on the Calgary office lease commitments and other office and equipment leases over the upcoming five fiscal years:

2010	$ 237,578
2011	458,766
2012	448,314
2013	447,714
2014	167,674
Total	$ 1,760,047

 (b)   Severance Obligations:

Pursuant to employment agreements with two senior officers, the Company is obligated to pay up to $450,000 under certain events around employment termination.

10.  Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Three months ended July 31, 2009
	Canada	USA	Consolidated
Interest income	$ 1,757	$ -	$ 1,757
Expenses	822,211	27,412	849,623

Loss and comprehensive loss for the period	(820,454)	(27,412)	(847,866)

Oil and gas assets	1,827,047	23,087,627	24,914,674
Administrative assets	206,088	-	206,088

Oil and gas asset additions	-	109,571	109,571
Administrative asset additions	-	-	-

	Three months ended July 31, 2008
	Canada	USA	Consolidated
Interest income	$ 62,783	$ 530	$ 63,313
Expenses	789,174	387,916	1,177,090
Loss and comprehensive loss for the period	(726,391)	(387,386)	(1,113,777)

Oil and gas assets	802,534	46,563,725	47,366,259
Administrative assets	276,826	-	276,826

Oil and gas asset additions	26,960	5,231,956	5,258,916
Administrative asset additions	-	-	-

   MegaWest Energy Corp. (an exploration stage company)
Notes to the Interim Consolidated Financial Statements
For the period ended July 31, 2009
(in Canadian dollars unless otherwise indicated)

11. Subsequent Events

Except as noted elsewhere in these financial statements, the Company had the following subsequent event.

The Company signed agreements with investors (the “Investors”) led by Iroquois Capital Opportunity Fund, L.P., (“ICO Fund”) as the lead investor and with Mega Partners 1, LLC (“MP1”) of which ICO Fund is a member, the significant terms of which are as follows:

•
The Company sold a 10% working interest in 15,313 acres of the Missouri oil and gas property (located in Missouri and Kansas), including the Grassy Creek and Marmaton River projects, (the “Deerfield Area”) for US$2,000,000 to MP1.

•
MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US$300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

•
The Company issued to the Investors 22,000 Series A convertible preferred shares, with a stated value of $100 each (the “Series A Preferred Shares”), for gross proceeds of US$2,200,000.  Based on their stated value, the Series A Preferred Shares are convertible into common shares at US$0.07 per common share.  A quarterly cumulative dividend based upon the stated value of the Series A Preferred Shares is payable, at the Company’s election, as to either 5% cash or 7.5% in additional Series A Preferred Shares.  The Series A Preferred Shares also have a provision whereby upon liquidation, dissolution, winding up or sale of the Company any outstanding Series A Preferred Shares will be paid out ahead of the common shares at a rate of two times the stated value of the Series A Preferred Shares.  After 12 months from the date of issue, the Company may force the conversion of the Series A Preferred Shares provided: i) production from the Deerfield Area is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$75,000 per day for the same 20 day period.

•
In conjunction with the Series A Preferred Share issuance, the Company has also issued to the Investors 15,400,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
Until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield Area, the Investors have the option to purchase up to 20,000 Series B convertible preferred shares with a stated value of $100 each (the “Series B Preferred Shares”), for up to US$2,000,000 on similar terms to the Series A Preferred Shares except the conversion price is US$0.10 per common share.  After 12 months from the date of issue, the Company may force the conversion of the Series B Preferred Shares provided: i) production from the Deerfield Area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US$0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US$150,000 per day for the same 20 day period. In conjunction with the Series B Preferred Share issuance, the Company will issue to the Investors up to 10,000,000 warrants.  Each warrant allows the holder to purchase a common share at US$0.35 per share for a period of five years from issuance.  After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

•
The agreement includes anti-dilution provisions including: 1) the sale of certain common stock or securities exchangeable into common stock at a price less than the conversion price of the outstanding Series A or B Preferred Shares would result in the adjustment of the conversion price to this lower price; and 2) the conversion price of the Series A or B Preferred shares will be adjusted proportionately to take account of any dividends on common stock, stock splits or consolidations, or reclassification of common stock.

•
The Company is prohibited from pledging its properties under certain circumstances and the Company is prohibited from selling a majority interest in its properties without the consent of a majority interest of the Investors so long as the Series A or B Preferred Shares are outstanding.  Such majority interest consent is also required for certain actions that would adversely change the rights of the Investors while either the Series A or B Preferred Shares are outstanding.  These negative pledges do not pertain to the Series B Preferred Shares unless Series B Preferred Shares having a face value of more than US$1,400,000 have been issued.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011 MP 1, LLC will have the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP 1, LLC will have the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

•
While Series A Preferred Shares are outstanding, the Series A Preferred shareholders have the right to nominate one director to the Board of Directors.  Should Series B Preferred Shares having stated value of not less than US$1.8 million be issued, the holders of such shares will have the right to nominate one director to the Board of Directors of the Company.

•
With respect to each of the Series A and B Preferred Shares, certain default provisions related to material events result in the dividend rate increasing to 15% payable in cash during the event of default.

•	Until August 28, 2010, ICO Fund has a right of first refusal with respect to certain debt or equity financings.

•
The Company has agreed to pay US$75,000 of ICO Fund’s legal fees and to engage Iromad LLC (a technology consulting firm recommended by ICO Fund) for a minimum of six months at a cost not to exceed US$20,000 per month with an option for this contract to be extended.